UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:  000-25523

CUSIP Number:  69317R03

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PBS Holding, Inc.
Full Name of Registrant

Former Name if Applicable

433 Kitty Hawk Drive, Suite 226
Address of Principal Executive Office (Street and Number)

Universal City, Texas 78148
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PBS Holding, Inc. (the “Registrant”) files this report for a 5-day extension for filing its Quarterly Report on Form 10-QSB for the period ended March 31, 2006 (“Form 10-QSB”). The Registrant will not be in position to file its Form 10-QSB by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended March 31, 2006.  This has resulted in a delay by the Registrant in obtaining the review of such financial statements by its independent registered public accounting firm. Therefore, Registrant’s management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-QSB by the prescribed filing date.  The Registrant anticipates that it will file its Form 10-QSB no later than fifth calendar day following the prescribed filing date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Rick Matthews	(210)	656-4675
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management of the Registrant is filing this Form 12b-25 for a 5-day extension for filing its Quarterly report on Form 10-QSB for the period ended March 31, 2006 to enable management, working with its independent accounting firm and legal counsel, to complete the Management’s Discussion and Analysis of Operation, on or before the end of the extension period. While management has not yet finalized this section of the Form 10-QSB, it expects to indicate that for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005 (i) net revenues increased by approximately 20%, (ii) gross profit increased approximately 44%, (iii) operating expenses increased approximately 59% largely attributable to increases in general and administrative expenses, (iv) loss from operations increased approximately 114% largely attributable to increases in general and administrative expenses, and (v) the Registrant experienced a net loss from operations which increased by approximately 365% largely due to increase in general administrative expenses and the costs related to a proposed acquisition which had no correlating costs in the prior comparable period.

These numbers are being finalized and may vary from the final report to be filed on Form 10-QSB. They represent management’s best estimate of the Registrant’s results of operations as of the date of this report.

PBS Holding, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2006	By:	/s/ Patrick D Matthews
Patrick D. Matthews
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).